Exhibit 97

PRUDENTIAL PLC

INCENTIVE-BASED COMPENSATION
2023

NYSE Clawback Policy

1.

Purpose. Section 954 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires all public companies to adopt and maintain a policy to recover incentive-based compensation erroneously received by executive officers as a result of material non-compliance with accounting rules, as more specifically provided by the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

As required by Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and new Section 303A.14 of the NYSE Listed Company Manual (“Section 303A.14”), Prudential PLC (the “Company”) has adopted this incentive-based compensation NYSE clawback policy (this “Policy”).

2.

This Policy is intended to comply with Section 10D of the Exchange Act, and Rule 10D-1 promulgated thereunder, and Section 303A.14 of The New York Stock Exchange (“NYSE”) by requiring the recovery of certain Incentive-Based Compensation paid to Covered Executives in the case of an accounting Restatement resulting from a material error in the Company’s financial statements.

This Policy addresses only the requirements of the foregoing rules and is supplemental to any other policy or agreement of the Company that may address “clawback”, recoupment or similar rights of the Company.

Unless otherwise defined in this Policy, all capitalized terms shall have the meanings ascribed thereto in Paragraph 10 below.

3.

Coverage. This Policy covers all persons who are or were Covered Executives at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person was determined to be a Covered Executive.

4.

Administration. This Policy shall be administered by the Remuneration Committee of the Board (the “Committee”). The Committee shall have the discretion to interpret this Policy and make all determinations with respect to this Policy. Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and NYSE, including Rule 10D-1(d) and Section 303A.14 (or any successor statute or rule).

5.Recovery of Incentive-Based Compensation

Recovery Based Upon a Restatement

In the event the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from a Covered Executive the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Covered Executive during the Recovery Period. Such recovery shall be made without regard to any individual knowledge or responsibility related to the Restatement or the erroneously awarded Incentive-Based Compensation. The amount of erroneously Received Incentive- Based Compensation will be the excess of the Incentive-Based Compensation Received by the Covered Executive (whether in cash or in equity) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in equity) that would have been Received by the Covered Executive had it been based on the restated results, without respect to any tax liabilities incurred or paid by the Covered Executive (i.e., on a pre-tax basis).

For Incentive-Based Compensation based on the Company’s share price or total shareholder return, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the Restatement, (A) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was Received and (B) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

Methods of Recovery; Limited Exceptions

The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation Received pursuant to this Policy, consistent with applicable law. Such methods may include forfeiture of awards, repayment of bonuses, repayment of distributed shares or equity, and offset against other compensation.

No recovery shall be required if any of the following conditions are met and the Committee determines in good faith in accordance with U.S. Federal securities laws and applicable NYSE listing standards that, on such basis, recovery would be impracticable:

●	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (A) have made a reasonable attempt to recover the Incentive-Based Compensation, (B) have documented such reasonable attempts to recover, and (C) provide the documentation to the NYSE;

●	Recovery would violate home country (i.e., English) law, where that law was adopted prior to November 28, 2022, provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (A) have obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and (B) provide a copy of such opinion to the NYSE; or

●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the U.S. Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.

6.

No Indemnification. Neither the Company nor any of its affiliates shall (i) indemnify any current or former Covered Executive against the loss of erroneously awarded Incentive-Based Compensation, and (ii) pay or reimburse any Covered Executives for premiums incurred or paid for any insurance policy to fund such Covered Executive’s potential recovery obligations.

7.

Notice to Covered Executives. Before the Company takes action to seek recovery of incentive-Based Compensation pursuant to this Policy or any other action provided for hereunder against a Covered Executive, the Company shall provide the Covered Executive with written notice of such clawback.

8.

Reporting, Disclosure and Monitoring. The Company shall make all required disclosures and filings with the SEC and the NYSE with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws and applicable NYSE listing standards, including the disclosures required by applicable SEC filings.

9.

Other Rights. The Committee intends that this Policy will be applied to the fullest extent of applicable law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy or the terms of any employment agreement, equity award agreement, or similar agreement or any other legal remedies available to the Company.

10.

Amendment. The Board may amend this Policy from time to time in its discretion, subject to any limitations under applicable law and NYSE listing requirements, and, without limiting the foregoing, may amend this Policy as it deems necessary to reflect any regulations adopted by the SEC and to comply with any rules or standards adopted by the NYSE.

11.	Definitions. For purposes of this Policy, the following terms shall have the following meanings:

“Board” – means the Board of Directors of the Company.

“Covered Executive” – means an “executive officer,” as defined in Rule 10D-1(d) under the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (each, a “Covered Executive”). For purposes of this Policy, the Covered Executives are the members of the Group Executive Committee (“GEC”), as constituted from time to time. This would include employees who perform a GEC role on an interim basis but are not formally appointed as members of the GEC. A “Covered Executive” includes all of the Company’s current and former members of the Group Executive Committee who serve or served as such at any time during the Recovery Period for the Incentive-Based Compensation. Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment (including after serving in an interim capacity), or membership of the Group Executive Committee, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy.

“Financial Reporting Measures” – means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Share price and total shareholder return are also

“Financial Reporting Measures”. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” – means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures, or operational measures. Deferred bonuses without performance conditions are Incentive-Based Compensation and are deemed to be Received in the original bonus year. Deferred bonuses with performance conditions are deemed to be Received in the original bonus year and during the relevant performance period.

“Received” – Incentive-Based Compensation is deemed received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recovery Period” – means (a) the three completed fiscal years immediately preceding-, and (b) any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years that are the subject of the preceding item (a), the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

“Restatement” – means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

12.

Effective Date. This Policy shall be effective as of 10 October, 2023 (the “Effective Date”) and shall apply to Incentive-Based Compensation that is Received by Covered Executives on or after the Effective Date that results from the attainment of a Financial Reporting Measure based on or derived from any financial information for any fiscal period of the Company ending on or after the Effective Date.

Adopted by the Board on 10 October, 2023.